January 10, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Angelini

Re:	SQL Technologies Corp.
Registration Statement on Form S-1
Filed December 22, 2021
No. 333-261829

Dear Ms. Angelini:

On behalf of SQL Technologies Corp. (the “Company”), we are writing in response to the letter from the staff (the “Staff”) of the Division of Corporation Finance, Office of Manufacturing, of the U.S. Securities and Exchange Commission (the “Commission”), dated January 6, 2022 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1, filed with the Commission on December 22, 2021. The Company’s responses to these comments are set forth in this letter and in Amendment No. 1 to the Registration Statement on Form S-1, filed by the Company with the Commission on January 10, 2022 (“Amendment No. 1”).

Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided the Company’s response to such comments immediately thereafter.

Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1. We note your response to our prior comment six. Please further revise this section to clearly distinguish between your current and new products. For example, the following sentence seems to imply that your current product already incorporates “advanced” and “smart” capabilities, which are described elsewhere as being launched in 2022: “In recent years we have expanded the capabilities of our power-plug product, to include advanced safe and quick universal installation methods, as well as advanced smart capabilities.” Clearly identify the “standard products” whose sales are being discontinued. Balance your disclosure by clarifying, if true, that you have not yet begun to manufacture or market your new products.

Response: We acknowledge the Staff’s comment and have added disclosures throughout the Prospectus Summary and Business sections of Amendment No. 1 accordingly.

2. We note the statement on page 2 that you are discontinuing production of light fixtures and ceiling fans that include the older version of your standard Sky Plug & Receptacle. Please revise your disclosure to clarify whether you expect to continue producing ceiling fans and lighting fixtures. If these products are being transitioned from first-generation to second-generation technology, please describe this shift and when the newer products are expected to be available.

Response: We acknowledge the Staff’s comment and have added disclosures on pages 2 and 62 of Amendment No. 1 accordingly.

Products, page 2

3. Please disclose the development status of each of your new products. Describe, for instance, whether these are ready to be manufactured or prototypes still in development.

Response: We acknowledge the Staff’s comment and have added disclosures throughout the Prospectus Summary and Business sections of Amendment No. 1 accordingly.

Smart Products, page 2

4. Please revise to clearly disclose your expected launch of your Smart Plug and Play Ceiling Fans and Smart Plug and Play Lighting.

Response: We acknowledge the Staff’s comment and have added disclosures on pages 2-3 and 63-64 of Amendment No. 1 accordingly.

GE - General Electric Agreements, page 8

5. Please revise to elaborate on the material terms of your agreement, including any exclusivity provisions.

Response: The agreements are described in detail in the Business section. We acknowledge the Staff’s comment and have included additional disclosure on pages 8 and 66 of Amendment No. 1 accordingly.

Business

Government and Environmental Regulation, page 76

6. Please revise to reconcile the apparent inconsistency between these two statements: “Although not legally required to do so, we strive to obtain certifications” and “We are subject to regulation related to quality and safety standards, including safety certification.”

Response: We acknowledge the Staff’s comment and have revised disclosure on page 72 of Amendment No. 1 accordingly.

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We appreciate the Staff’s comments and request the Staff contact Jurgita Ashley of Thompson Hine LLP at (330) 819-1221 or by email (Jurgita.Ashley@ThompsonHine.com) with any questions or comments regarding this letter.

Very truly yours,

/s/ Thompson Hine LLP
THOMPSON HINE LLP

cc:	Asia Timmons-Pierce, U.S. Securities and Exchange Commission
Andrew Blume, U.S. Securities and Exchange Commission
Beverly Singleton, U.S. Securities and Exchange Commission
Rani Kohen, SQL Technologies Corp.
John Campi, SQL Technologies Corp.

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